

June 4, 2013

Via E-Mail
Mr. David Goodin
Chief Executive Officer
MDU Resources Group, Inc.
1200 West Century Avenue
P.O. Box 5650
Bismarck, ND   58506-5650

> **Re: MDU Resources Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Response dated May 13, 2013**
> **File No. 001-03480**

Dear Mr. Goodin:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 66

Note 1 – Summary of Significant Accounting Policies, page 66

Goodwill, page 69

1. We note your response to our prior comment 2 indicating that segment management regularly reviews the operating results of each component in order to make decisions about resources to be allocated to the business and to assess its performance. However, your disclosure also states that your chief executive officer (the "CODM") or segment management regularly reviews the operating results of a component. Please tell us whether the operating results reviewed by your CODM or segment management include

Mr. David Goodin
MDU Resources Group, Inc.
June 4, 2013
Page 2

discrete financial information disaggregated at a level below the operating segment level. To the extent disaggregated information is reviewed by your CODM, please tell us how you evaluated this information in your analysis of FASB ASC 350-20-35-34. Also, it appears that your reporting units are also your operating segments. Please discuss whether you are aggregating two or more components.

You may contact Jamie Kessel at (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining